UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On February 28, 2024, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months and full year ended December 31, 2023. A copy of the Company’s press release and excerpted presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. FOURTH QUARTER AND FULL YEAR 2023 FINANCIAL RESULTS

Full Year 2023 Highlights

•	For the year ended December 31, 2023, the Company had revenue of €143.8 million, gross margin of 33.6% and operating loss of €106.9 million.

•	The Company introduced new products and services including Pulsar Pro, Supernova 150 and WallboxCare.

•	The Company announced strategic partnerships with, among others, Free2Move, Kia and Costco.

•	The Company raised €142.9 million of cash through debt and equity transactions.

•	During the twelve months ended December 31, 2023, the Company reduced its cash operating expenses by approximately €60.0 million.

•

As of December 31, 2023, the Company had €207.4 million in total loans and borrowing, including €80.9 million in long-term debt, and €126.5 million in short-term debt, and €101.2 million in cash and cash equivalents.

Fourth Quarter 2023 Highlights

•	For the quarter ended December 31, 2023, the Company had revenue of €43.3 million, gross margin of 32.8% and operating loss of €11.1 million.

•	During the three months ended December 31, 2023, the Company reduced its cash operating expenses by €4.8 million under its previously announced cost reduction program.

•	During the three months ended December 31, 2023, the Company delivered almost 500 units of Supernova.

•	The Company acquired ABL GmbH, a leading EV charging company in Germany.

•	The Company announced a strategic investment and upcoming commercial agreement with Generac, a leading global designer and manufacturer of energy technology solutions.

•	During the three months ended December 31, 2023, the following geographic regions represented as a percentage of total revenue for the period:

•	North America – 15.0%

•	Europe – 79.0%

•	Asia Pacific – 4.0%

•	Latin America – 2.0%

Consolidated Statements of Profit or Loss

(In thousand Euros)

	Year Ended December 31st		Quarter Ended December 31st
	2023	2022	Q4 2023	Q4 2022
Revenue	143,769	144,185	43,250	32,324
Changes in inventories and raw materials and	(95,503)	(85,605)	(29,064)	(19,927)
Employee benefits	(81,236)	(88,814)	(18,114)	(23,696)
Other operating expenses	(59,788)	(91,555)	(10,783)	(26,741)
Amortization and depreciation	(28,443)	(18,890)	(8,633)	(6,833)
Net other income	3,094	1,844	1,125	(606)
Negative goodwill (ABL business combination)	11,166	—	11,166	—

Operating Loss	(106,941)	(138,835)	(11,053)	(45,479)

Cash and Cash Equivalents

(In thousand Euros)

	Year Ended December 31
	2023	2022
Cash and cash equivalents	101,158	83,308
Financial Investments (1)	5,426	5,269

Cash, cash equivalents and Financial Investments at 31 December	106,584	88,577

(1)	Financial Investments are included in Other current financial assets

Investments and Long-term Borrowings

(In thousand Euros)

	Year Ended December 31
	2023	2022
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	9,106	36,262
Intangible assets – excluding R&D (salaries capitalized)	7,103	9,861

Total Investments in Property, plant and equipment and Intangible Assets	16,209	46,123

Total Loans and borrowings long term	80,861	44,359

Definitions and Basis of Presentation

Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used.

Long-term debt includes assumed debt from recent acquisitions and other additional facilities.

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the heading “Wallbox N.V. Fourth Quarter and Full Year 2023 Financial Results” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323 and 333-276491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated February 28, 2024

99.2	Wallbox N.V. Excerpted Presentation Materials, dated February 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: February 28, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer